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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: World Equity Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 N Arlington Heights Rd, Suite 100
(No. and Street)

Arlington Heights	IL	60004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard S Babjak 847-342-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

111 S Pfingsten Road, Suite 300	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard S Babjak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of World Equity Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

FEBRUARY 26, 2016

Notary Public


Official Seal
Robert K Finnerty
Notary Public State of Illinois
My Commission Expires 02/18/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

World Equity Group, Inc.
December 31, 2015

Table of Contents | **Page**

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of World Equity Group, Inc.

We have audited the accompanying statement of financial condition of World Equity Group, Inc. as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. World Equity Group, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of World Equity Group, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Deerfield, Illinois
February 26, 2016

MARCUMGROUP
MEMBER

Marcum LLP ■ 111 S. Pfingsten Road ■ Suite 300 ■ Deerfield, Illinois 60015 ■ **Phone** 847.282.6300 ■ **Fax** 847.282.6301 ■ **www.marcumllp.com**

Financial Statements

World Equity Group, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS		
Cash and cash equivalents	$	876,002
Receivable from and deposits with clearing broker-dealers		285,192
Securities owned, at fair value		10,167
Commissions receivable		91,752
Prepaid expenses		110,384
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $189,405		108,438
Other assets		47,538
TOTAL ASSETS	**$**	**1,529,473**

LIABILITIES AND EQUITY		
Accounts payable and accrued expenses	$	405,714
Accrued commissions		244,153
Deferred clearance fee credit		100,000
TOTAL LIABILITIES		**749,867**
EQUITY		**779,606**
TOTAL LIABILITIES AND EQUITY	**$**	**1,529,473**

See accompanying notes.

World Equity Group, Inc.
Notes to Statement of Financial Condition
December 31, 2015

Note (1) Nature of Operations and Summary of Significant Accounting Policies

A. Nature of Operations

World Equity Group, Inc. (the "Company") is a registered securities broker-dealer and investment advisor. The Company provides brokerage, investment advisory and venture capital advisory services to retail customers and institutional clients primarily in the United States. Customer transactions are cleared through other clearing brokers on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. Cash Flows

The Company considers cash equivalents to be all highly liquid investments with a maturity of three months or less when purchased.

C. Cash Balances in Excess of Insured Amounts

The Company maintains its cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses due to these limits.

D. Revenue Recognition

Customers' securities transactions and the related commission income and commission and clearing expense are recorded on trade date. Investment advisory fees are recognized when earned.

E. Securities Owned

Securities owned consist of a money market fund. Securities transactions and related revenue and expenses are recorded on a trade-date basis as if they had settled. Securities are stated at fair value with the related changes in unrealized appreciation or depreciation reflected in other income.

F. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided using the straight-line method over their estimated useful lives. Leasehold Improvements are amortized over the lesser of their useful lives or the terms of the underlying lease. Furniture and Equipment are depreciated over periods of five to seven years.

Note (1) Nature of Operations and Summary of Significant Accounting Policies – Continued

G. Deferred Clearance Fee Credit

Clearing broker incentive fees are recognized as deferred clearing fee credits, amortized on a straight line basis over the amended agreement term, and netted against brokerage, exchange and clearance fees in the statement of operations.

H. Advertising

The Company expenses advertising as incurred. Advertising expense was $177,845 for the year ended December 31, 2015.

I. Income Taxes

The Company accounts for income taxes under the liability method as prescribed by accounting principles generally accepted in the United States of America. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not. As of December 31, 2015, the Company has a deferred tax asset of $42,059 arising primarily from the tax effect of the cumulative deferred clearance fee credit of $100,000 as of December 31, 2015, which is included in other assets on the statement of financial condition and there is no valuation allowance. Income taxes paid for the year ended December 31, 2014 was $16,872.

The Company accounts for any potential interest or penalties related to the possible future liabilities for unrecognized income tax benefits as appropriate. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2012.

J. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

Note (2) Fair Value of Financial Instruments

The fair value measurements and disclosures topic defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It describes three approaches to measuring the fair value of assets and liabilities: 1) the market approach, 2) the income approach and 3) the cost approach. Each of these approaches includes multiple valuation techniques. It does not prescribe which valuation technique should be used when measuring fair value, but does establish a fair value hierarchy that prioritizes the inputs used in applying the various techniques. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumption about risk. Level 1 inputs are given the highest priority in the hierarchy while Level 3 inputs are given the lowest priority. Assets and liabilities carried at fair value are classified in one of the following three categories based upon the nature of the inputs to the valuation technique used:

- Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

- Level 3 – Unobservable inputs that are not corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table sets forth, by level within the fair value hierarchy, the Company's assets that were accounted for at fair value on a recurring basis as of December 31, 2015. As required by the fair value measurements and disclosures topic, these assets are classified in their entirety based on the lowest level input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

		Fair Value Measurements at Reporting Date Using		
Description	**Fair Values as of December 31, 2015**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Securities Owned				
Money market funds	$ 10,167	$ 10,167	$ 0	$ 0
Total Securities Owned	**$ 10,167**	**$ 10,167**	**$ 0**	**$ 0**

Note (3) Receivable From and Deposits with Clearing Broker-Dealers

The Company clears its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. At December 31, 2015, the Company had amounts due from these broker-dealers and clearing organizations totaling $105,158, and cash on deposit of $180,034.

Note (4) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $505,171, which was $455,171 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 1.29 to 1.

Note (5) Lease

The Company leases its primary office space through 2016 from an affiliated entity related through common ownership and leases additional office space from an unrelated entity through 2019.

Future minimum rental payments to be paid by the Company, in the aggregate are as follows:

2016	$	67,198
2017		14,550
2018		14,986
2019		14,114
Total	**$**	**110,848**

Rent expense was $158,846 for the year ended December 31, 2015.

Note (6) Employee Benefit Plan

The Company maintains a 401(k) plan for qualified employees. The Company matches 25 percent of participant contributions of up to 1 percent, and may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. The Company's aggregate contribution to the plan for the year ended December 31, 2015 is $24,263, and is included in accounts payable and accrued expenses in the statement of financial condition.

The Company also has a separate profit sharing plan, making discretionary contributions as defined in the plan, subject to certain limitations set forth in the plan agreement. The Company's contribution to the profit sharing plan for the year ended December 31, 2015 is $90,000 and is included in accounts payable and accrued expenses in the statement of financial condition.

Note (7) Off Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its trades through two clearing brokers on a fully disclosed basis. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The Company may be required to pay a termination fee if the Company early terminates an agreement. As of December 31, 2015, the termination fees under the clearing agreements are $135,000 and $50,000, respectively.

Note (8) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown and the risk of loss is remote, as it would require future claims that may be made against the Company that have not occurred.

Note (9) Contingencies

From time to time, the Company is involved in litigation arising out of the normal course of business. As of December 31, 2015, the Company is party to certain matters for which damages against the Company have not been determined. The Company has denied the claims and intends to vigorously defend itself. Additionally, the Company is subject to regulatory exams by FINRA. The outcome of these are uncertain at this time; however, certain elements of the FINRA exams have been referred to their enforcement division.

World Equity Group, Inc.

Financial Statement
and Auditor's Report

December 31, 2015